BAE SYSTEMS

82-3138

03 SEP 22 AM 7:21

03045696

PROCESSED

APR 16 2004

THOMSON FINANCIAL

SUPPL

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 16,672,494
Bank of New York Nominees Ltd - 2,730,050
Chase Nominees Ltd - 56,081,900
BT Globenet Nominees Ltd - 1,036,091
Midland Bank plc - 13,606,394
Bankers Trust - 5,516,433
Barclays Bank - 2,742,666
Citibank London - 2,021,138
Nortrust Nominees - 13,963,907
Royal Bank of Scotland - 93,700
MSS Nominees Ltd - 198,250
State Street Bank & Trust Co - 90,400
HSBC Bank plc - 22,900
Mellon Bank N.A. - 300,000
ROY Nominees Limited - 84,200
Mellon Nominees (UK) Limited - 1,886,009

Capital International Limited:
State Street Nominees Ltd - 1,013,700
Bank of New York Nominees - 10,343,291
Northern Trust - 402,520
Chase Nominees Ltd - 6,757,878
Midland Bank plc - 515,400
Bankers Trust - 2,322,000

dlw 4/15

Barclays Bank - 448,945
Citibank London - 657,500
Morgan Guaranty - 249,000
Nortrust Nominees - 5,091,139
Royal Bank of Scotland - 147,000
MSS Nominees Ltd - 244,800
State Street Bank & Trust Co - 481,600
Lloyds Bank - 237,800
Deutsche Bank AG - 934,300
HSBC Bank plc - 664,700
Mellon Bank N.A. - 719,503
Northern Trust AVFC - 294,300
KAS UK - 95,500
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 308,722
Clydesdale Bank plc - 235,000

Capital International S.A.:
State Street Nominees Ltd - 75,000
Bank of New York Nominees - 232,547
Chase Nominees Ltd - 2,006,820
Credit Suisse London Branch - 145,900
Midland Bank plc - 529,200
Barclays Bank - 504,300
Citibank London - 139,800
Brown Bros - 32,300
Nortrust Nominees - 88,500
Morgan Stanley - 109,000
Royal Bank of Scotland - 2,763,094
MSS Nominees Ltd - 75,000
JP Morgan - 3,711,100
State Street Bank & Trust Co - 209,500
National Westminster Bank - 394,500
Lloyds Bank - 206,800
Vidacos Nominees Ltd - 177,005
RBSTB Nominees Ltd - 142,800
Citibank NA - 67,400
Deutsche Bank AG - 668,210
HSBC Bank plc - 749,006

Capital International, Inc:
State Street Nominees Ltd - 2,410,700
Bank of New York Nominees - 599,882
Chase Nominees Ltd - 2,802,000
Midland Bank plc - 103,400
Deutsche Bank Mannheim - 51,400
Bankers Trust - 14,800
Citibank London - 64,900
Nortrust Nominees - 705,099
Royal Bank of Scotland - 78,100

State Street Bank & Trust Co - 303,200
RBSTB Nominees Ltd - 15,200
Citibank NA - 282,200
Deutsche Bank AG - 28,700
Chase Manhattan Nominee Ltd - 16,300
HSBC Bank plc - 81,900

Capital Research and Management Company:
Chase Nominees Limited - 13,147,748

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 8 September 2003

11. Date company informed

10 September 2003

12. Total holding following this notification

183,198,441 shares

13. Total percentage holding of issued class following this notification

5.987%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

10 September 2003